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                                July 13, 2020

       Biao Wei
       Chief Executive Officer
       Lixiang Education Holding Co., Ltd
       No. 818 Hua Yuan Street
       Liandu District, Lishui City, Zhejiang Province, 323000
       People   s Republic of China

                                                        Re: Lixiang Education
Holding Co., Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 18,
2020
                                                            CIK No. 0001814067

       Dear Mr. Wei:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted June 18, 2020

       Risk Factors
       Risks Related to Our Business and Industry
       "While we have incurred initial capital outlay to establish new campuses
.. . .", page 22

   1. In an appropriate place in your filing, please quantify the "initial capital outlay to establish
                                                        Yijing Campus
Featured Division," if material.
 Biao Wei
FirstName  LastNameBiao
Lixiang Education HoldingWei
                          Co., Ltd
Comapany
July       NameLixiang Education Holding Co., Ltd
     13, 2020
July 13,
Page  2 2020 Page 2
FirstName LastName
Risks Related to our Corporate Structure
"Our exercise of the option to acquire school sponsor   s interest . . .", page
35

2. We note your disclosure that you "may incur substantial cost on [y]our part to exercise the
         option to acquire the school sponsor   s interests in our School."
Please provide an estimate
         of this substantial cost, if estimable at this time.
Risks Relating to Doing Business in China
"PRC regulation of loans and direct investment by offshore holding companies . .. .", page 39

3. You disclose the following restrictions on loans to Liandu WFOE and your VIEs:

                "loans we provide to Liandu WFOE, our wholly-owned subsidiary in China, cannot exceed statutory limits and must be registered with the SAFE or its local counterparts;"

                "loans we provide to our VIEs, over a certain threshold, must be approved by the relevant government authorities and must also be registered with the SAFE or its local counterparts;" and

                "capital contribution to our School must be approved by the MOE and the Ministry of
              Civil Affairs of the PRC or the MCA or their respective local counterparts."

         In light of the restrictions described above, please quantify the amount of loans or capital contributions you anticipate being able to make to your PRC subsidiaries or
         VIEs following this offering, and discuss any regulatory approvals you will be seeking specifically to allocate proceeds from this offering to your PRC subsidiaries or VIEs.
"The approval of the China Securities Regulatory Commission may be required . . ..", page 43

4. You disclose that "regulatory agencies may take certain actions that could have a material adverse effect on [y]our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs." Please briefly describe these "certain actions."
Risks Relation to Our ADSs and This Offering
"We are a 'Controlled Company' within the meaning . . .", page 51

5. We note your disclosure that, as a result of their ownership interest in the company after the offering, Ms. Fen Ye and Mr. Wei "will have the power to appoint a majority of the board of directors." Please enhance this risk factor to disclose that they also will have the power to control all other aspects of the company's operations, such as whether to engage in merger activity, conduct private and public offerings, and manage the daily affairs of the company.
 Biao Wei
FirstName  LastNameBiao
Lixiang Education HoldingWei
                          Co., Ltd
Comapany
July       NameLixiang Education Holding Co., Ltd
     13, 2020
July 13,
Page  3 2020 Page 3
FirstName LastName
Use of Proceeds, page 55

6. You disclose that you will use a portion of proceeds for strategic acquisitions, although the target(s) are not currently known. Please provide a brief description of the types of business(es) you are seeking to acquire, and the status of any potential acquisition(s). See
         Item 3.C.4. of Form 20-F.
Corporate History and Structure
Corporate Structure, page 63

7. Please revise your filing to reflect the anticipated post-offering ownership structure of the
         Company, including the respective ownership percentages of the controlling entities and the minority shareholders.
Contractual Arrangements
Exclusive Call Option Agreement, page 64

8. You disclose that "[t]he purchase price payable by Liandu WFOE in respect of the transfer
         of such school sponsor   s equity interest . . . shall be at the
lowest price permitted under the
         PRC laws and regulations." Please quantify the purchase price of the option under current
         PRC laws and regulations. Please also quantify the "the maximum percentage . . . allowed to be held by Liandu WFOE or [you]" under current PRC laws and regulations.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Major Factors Affecting Our Results of Operations
Our tuition, meal and accommodation service fees, page 72

9. You disclose that "[t]he tuition and accommodation service fees [you] charge are subject to approval by the competent government pricing authorities." Please describe the process for applying for approval of fees, including the amount of time it generally takes for the relevant government entity to approve an increase in fees.
Key Components of Results of Operations
Net Revenue, page 76

10. We note the following disclosure: "We currently charge our primary and middle school students who live on campus at Baiyun Campus RMB5,000 per school year and our
         primary school students who live on campus at Yijing Campus   Featured
Division
         RMB9,000 per school year for meals. For non-boarding students, the fees charged for meals are less as only two meals are provided each day. Most of our students are boarding students. As of September 1, 2019, approximately 89.6% and 78.3% of our students at
         Baiyun Campus and Yijing Campus live on-campus, respectively." Please disclose the amount, per school year, of fees charged for non-boarding students.
11. You disclose that "a significant portion of revenue was generated from our Baiyun
 Biao Wei
Lixiang Education Holding Co., Ltd
July 13, 2020
Page 4
         Campus in 2018 and 2019." Please quantify the portion of net revenue generated by the
         Baiyun Campus in 2018 and 2019.
Internal Control Over Financial Reporting, page 85

12. Your disclosure on page 86 indicates that you qualify as an emerging growth company pursuant to the JOBS Act. Please disclose in MD&A whether you intend to take advantage of the extended transition period allowed for emerging growth companies for complying with any new or revised accounting guidance as allowed by
Section 107 of the
         JOBS Act and Section 7(a)(2)(B) of the Securities Act of 1933. Also, if you are electing to use the extended transition period as you have indicated on page 6, please revise to disclose that as a result, your financial statements may not be comparable to those of other public companies that comply with the public company effective dates for new or revised accounting standards.
Industry
Overview of Zhejiang Province's Macro Economy and Population
Population of Zhejiang Province, page 87

13.      Please define "urbanization rate."
Overview of China's Private Primary and Secondary Education Market
Introduction of China   s private primary and secondary education market, page
89

14. Please provide support for the following statements: "With consumers rising preference towards private schools, more and more parents in China tend to send their children to private schools, driving the increasing enrollments in private schools and also the uprising income of education industry from tuition fees and growing private investment into the industry." Alternatively, please qualify these statements as management's opinions or beliefs.
Market drivers of private primary and secondary education market in Zhejiang Province, page 93

15. Please provide support for the following statements, or characterize the same as management's opinions or beliefs: "Increasing urbanization increases the disposal incomes of rural citizens in Zhejiang Province which will, in turn, increase[] demand for education.
       Nevertheless, the development of public education resources is likely to continue at a relatively stable pace and will be highly concentrated in tier-1 cities. Private primary and
FirstName LastNameBiao Wei
       secondary education in Zhejiang Province is expected to develop given the gap between
Comapany     NameLixiang
       the rapidly          Education
                    increasing demandHolding   Co., and
                                       for primary  Ltd secondary education and
the relatively
July 13,limited public
          2020 Page  4 primary and secondary education resources."
FirstName LastName
 Biao Wei
FirstName  LastNameBiao
Lixiang Education HoldingWei
                          Co., Ltd
Comapany
July       NameLixiang Education Holding Co., Ltd
     13, 2020
July 13,
Page  5 2020 Page 5
FirstName LastName
Business
Our Strategies
Continue to provide competitive private education services and further promote our brand, page
101

16. You disclose that "[you] . . . seek cooperative opportunities with leading online learning service providers which [you] believe will complement [y]our regular curricula and enable online interaction and collaboration among our students." Please clarify whether you are currently engaged in any of these cooperative opportunities, and if so, describe the opportunity, counter-party, and terms of any agreements related to the cooperative opportunities.
Pursue Strategic Alliances with Reputable Schools , page 102

17. We note your disclosure that "[you] have been, and will continue to pursue strategic alliance with various schools and institutions, such as reputable high schools, vocational higher education schools and online learning institutions." Please describe the schools with which you have been pursuing strategic alliances, including a description of the terms of any agreements with these schools.
Training Available for Teachers, page 108

18. We note your disclosure that "[t]o facilitate the training of [y]our teachers, [you] have collaborated with Lishui University, a public university in Lishui City, to establish a program that offers a steady source of continuing education courses." Please describe the terms of any agreements you have with Lishui University related to this training program, including fees, if any, you incur in relation to the training program. Competition, page 109

19. Please clarify how you measure "parents satisfaction rate" and "student progression rate."
Regulation
PRC Laws and Regulations Relating to Foreign Investment in Education Regulations on Foreign Investment, page 111

20. You disclose that, "[a]s of the date of this prospectus, [y]our high school education services fall within restricted industries for foreign investors, and [y]our primary and middle school which cover compulsory education fall within prohibited industries for foreign investors." Please amend your filing to describe the risks, if any, of your services falling within restricted industries and prohibited industries for foreign investors.
Regulations on Private Education in the PRC
Implementing Rules on Classification Registration of Private Schools, page 114

21. You disclose that "[a]s of the date of this prospectus, [y]our School has not been
 Biao Wei
Lixiang Education Holding Co., Ltd
July 13, 2020
Page 6
      registered as non-profit private school or for-profit private school." Please disclose when you expect to register as either a non-profit or for-profit private school. In this regard, we note your disclosure that "existing private schools, which were established before
      November 7, 2016, shall finish the registration as non-profit or for-profit private schools by the end of 2022." Please also disclose the consequences to you if you do not register by the end of 2022.
PRC Laws and Regulations Relating to Labor Protection
Social Insurance
Housing Fund, page 119

22. We note your disclosure that "[t]he employers who do not pay social insurance premium in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above." We also note your disclosre that "[w]hen companies breach [Housing Fund] regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a
      designated period, and may further apply to the People   s Court for
mandatory
      enforcement against those who still fail to comply with such order after the expiry of such period." Please disclose whether you are currently in compliance with the social insurance and housing fund regulations discussed in your filing, and the consequences to you if you are not.
Description of Share Capital
History of Securities Issuance, page 144

23. Please disclose the consideration for each transaction described in this section. Refer to
      Item 7 of Form F-1 and Item 701(c) of Regulation S-K.
       You may contact Theresa Brillant at (202) 551-3307 or Linda Cvrkel at
(202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                             Sincerely,
FirstName LastNameBiao Wei
                                                             Division of
Corporation Finance
Comapany NameLixiang Education Holding Co., Ltd
                                                             Office of Trade &
Services
July 13, 2020 Page 6
cc:       Stephanie Tang
FirstName LastName